

**VIA FACSIMILE AND U.S. MAIL**

June 25, 2009

Daniel J. Heinrich
Senior Vice President and Chief Financial Officer
The Clorox Company
1221 Broadway
Oakland, California 94612

      **RE:    The Clorox Company**
              **Form 10-K for Fiscal Year Ended June 30, 2008**
              **Forms 10-Q for Fiscal Quarters Ended September 30, 2008,**
              **December 31, 2008 and March 31, 2009**
              **File No. 1-07151**

Dear Mr. Heinrich:

We have reviewed your letter dated June 10, 2009 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008

Financial Statements

Note 22. Segment Reporting, page 58

1. We read your responses to the comments from our letter dated May 29, 2009. Based upon the information you have provided us to date, we believe that your Strategic Business Units represent your operating segments under SFAS 131 and that you should revise your segment presentation accordingly. As we discussed in our conference call on June 19, 2009, we believe that to better understand whether two or more SBUs are economically similar, such that they can be aggregated into the same reportable segment, you should also consider other financial measures in addition to gross margin, such as sales and SBU profit. In determining economic similarity, the financial measures and related trends of each operating segment

should be compared individually to each other operating segment. To the extent you aggregate two SBUs into the same reportable segment that appear to have dissimilar economic characteristics and/or trends in one or more historical periods, you should explain in your analysis the factors you considered in concluding that these differences were temporary and not indicative of one or both SBU's future prospects. In doing so, please also address how you determined that these two SBUs would again have similar long-term economic characteristics in the future.

\* \* \* \*

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief